HS3 TECHNOLOGIES, INC.
1800 Boulder Street, Suite 600
Denver, Colorado
80211-6400

May 3, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC
20549

Attention:	Larry Spirgel
Assistant Director

Dear Sirs:

Re:	HS3 Technologies, Inc.
Form 10-K for the fiscal year ended June 30, 2010
Filed on September 29, 2010
Form 10-Q for the quarterly period ended December 31, 2010
Filed on February 16, 2011
File No. 001-32289

We are in receipt of the comment letter of the Securities and Exchange Commission with respect to our Form 10-K for the fiscal year ended June 30, 2010 and our Form 10-Q for the quarterly period ended December 31, 2010 of HS3 Technologies, Inc., a Nevada corporation (the “Company”), dated April 6, 2011 and addressed to Mr. Mark Lana, the Company’s Chief Executive Officer. Amendment No. 1 to Form 10-Q of the Company incorporates our responses to your comments, and this letter sets forth your comments with our responses below, numbered in a corresponding manner for your ease of reference.

Form 10-Q for the quarterly period ended December 31, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.

We note your recent business focus on the Quick Serve Restaurant market. Please amend your filing to expand your discussion to identify the customer and file your agreement with such customer as a material contract. Further, disclose the material terms of the agreement (e.g. term) and explain how you plan to manage installations at over 18,000 locations with enough 3-man service teams. Also, explain how your services and products are being utilized by the customer.

Response: Please note that we have amended our Form 10-Q on page 15 to expand our discussion with respect to the Quick Serve Restaurant market and provide disclosure as to the material terms of our Master Subcontract Agreement with Insight Direct, USA, Inc. We have also provided information as to our plans to manage the installation with 3-man service teams in over 18,000 locations and how our services and products are utilized by the customer. A copy of the Master Subcontract Agreement between our Company and Insight Direct, USA, Inc. was filed as an Exhibit to our Form 8-K filed on April 29, 2011.

We acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Yours truly,

HS3 TECHNOLOGIES, INC.

Per:	/s/ Mark Lana
Mark Lana
Chief Executive Officer